Brookfield Funds Level I Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME). May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment in Brookfield Closed-End Funds. I wanted to confirm that you have received the proxy materials for the shareholder meeting scheduled for August 12, 2016 at 8:30 a.m., EDT.

Have you received the information?

(Pause for response)

If “Yes” or positive response:

If you’re not able to attend the meeting, I can record your voting instructions by phone.

Your Board of Directors is unanimously recommending a vote “In Favor” of each of the proposals.

If “No” or negative response:

I would be happy to review the meeting agenda and record your vote by phone.

However, the Board of Directors_ is unanimously recommending a vote “In Favor” of each of the proposals.

Would you like to vote along with the Board’s recommendation?

(Pause For Response)

(Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts you own with Brookfield Funds before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation — I am recording your (Recap Voting Instructions).

For confirmation purposes:

•                  Please state your full name. (Pause)

•                  According to our records, you reside in (city, state, zip code). (Pause)

•                  To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you.  You will receive written confirmation of this vote within 3 to 5 business days.  Upon receipt, please review and retain for your records.  If you should have any questions please call the toll free number listed on this confirmation.  Mr. /Ms.            , your vote is important and your time is greatly appreciated.  Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY	Updated 7-14-16

Brookfield Funds Level I Machine Script

Hello.

I am calling on behalf of your investment in Brookfield Closed-End Funds.

The Special Meeting of shareholders is scheduled to take place on August 12, 2016 at 8:30 a.m., EDT.  All shareholders are being asked to consider and vote on important matters.  As of today your vote has not been registered.

Please contact us as soon as possible at 1-800-330-5136 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a Good Day.

CLOSED END FUND PROXY FACT SHEET FOR: BROOKFIELD FUNDS

JOINT SPECIAL MEETING IMPORTANT DATES		JOINT SPECIAL MEETING LOCATION
Record Date	MAY 18, 2016	BROOKFIELD INVESTMENT MANAGEMENT, INC.
Mail Date	JULY 14, 2016	BROOKFIELD PLACE, 250 VESEY STREET, 15TH FLOOR
Meeting Date	AUGUST 12, 2016 @ 8:30 AM EDT	NEW YORK, NEW YORK 10281

ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	SEE PAGE 8	Inbound Line	1-800-330-5136
Cusip Number	SEE PAGE 8	Website	www.brookfieldim.com

What are shareholders being asked to vote on?

1.              (ALL FUNDS): The shareholders of each of BOI, HTR and HHY are being asked to consider and vote upon the proposed reorganization of each Fund into the Brookfield Real Assets Income Fund Inc., a newly organized Maryland corporation (“RA Fund”) -

BOARD OF DIRECTORS UNANIMOUS RECOMMENDATION — FOR

2.              (BOI and HTR only): The shareholders of BOI and HTR are being asked to consider and vote upon the appointment of Schroder Investment Management North America Inc. (“SIMNA”) as sub-adviser for each of the Funds, in case the Reorganizations described immediately above are not approved by shareholders of each Fund.

BOARD OF DIRECTORS UNANIMOUS RECOMMENDATION — FOR

BOI = Brookfield Mortgage Opportunity Income Fund

HTR = Brookfield Total Return Fund

HHY = Brookfield High Income Fund (HHY, BOI and HTR collectively, the “Funds”)

Target Funds = HHY, BOI and HTR

RA Fund = Brookfield Real Assets Income Fund

Combined Fund = RA Fund

Brookfield = Brookfield Investment Management Inc.

SIMNA = Schroder Investment Management North America

PROPOSAL 1.  (ALL FUNDS): The shareholders of each of BOI, HTR and HHY are being asked to consider and vote upon the proposed reorganization of each Fund into the RA Fund, a newly organized Maryland corporation

Why are shareholders being asked to approve the proposed Reorganization of each Fund into the Brookfield Real Assets Income Fund Inc.?

Brookfield, at a Board of Directors meeting held in May 2016, recommended to the Boards of Directors of each Fund that each Fund be reorganized into a newly created fund, the RA Fund. After considering BIM’s proposal in detail, the Board for each of the Funds approved the proposed reorganizations. Now, shareholders are being asked to consider and vote upon the reorganization of each Fund into the RA Fund.

For Internal Distribution Only

What are the anticipated benefits to shareholders and the Funds of the proposed Reorganizations?

The Board of each Fund, as applicable, anticipates that the Reorganizations will benefit the shareholders of each Target Fund and the Acquiring Fund and considered the following factors:

i.                  Investment Strategy: the Real Assets Income Fund will pursue a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources (“Real Assets”) fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The RA Fund will also invest to a lesser extent in equity securities of Real Assets companies. Brookfield will allocate a portion of the RA Fund’s assets to (i) the Real Assets credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the securitized products investment team, which is comprised of investment personnel that currently manage BOI and HTR and (iii) other portfolio management teams within Brookfield.

ii.               Investment Strategy Flexibility: the RA Fund’s multi-asset, multi-portfolio manager approach will allow Brookfield to allocate the RA Fund’s investments across multiple industries and sectors within Real Assets, which may potentially result in more stable income and less volatile returns across market cycles.

iii.            Potential for Greater Income, Income Growth, and Capital Appreciation: Brookfield believes that the RA Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders.

iv.           Potential for Improved Secondary Market Trading: potentially improved secondary market trading and demand over the long term, as a result of the larger asset size of the new RA Fund.

v.              Potential for Operational Cost Savings: the larger asset size of the RA Fund may potentially result in operational cost savings over time. In the absence of the expense cap, the gross fees for the RA Fund would increase and there is no guarantee that cost savings due to larger asset size will be realized.

vi.           Costs of Reorganizations Borne by Brookfield: Brookfield will bear direct costs of the Reorganizations.

vii.        Expense Cap for Two Years: Management Fees for the RA Fund will be 1.0% of managed assets, equivalent to management fees of BOI but higher than management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the RA Fund will not exceed 1.03% of net assets (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the RA Fund’s business). Accordingly, during this two year expense cap period, the RA Fund’s total annual operating expense ratio (excluding, among other things, the cost of leverage) will be approximately equivalent to HTR’s current total annual operating expense ratio and will be below BOI’s and HHY’s current total annual operating expense ratio. At this time, it is not expected that the expense cap will continue after the expiration of the two-year period and as a result, the total annual operating expenses for the RA

Fund would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

How will the Reorganizations be effected?

Assuming each Target Fund’s shareholders approve their Fund’s Reorganization, each of BOI, HTR and HHY will transfer all of its assets to RA Fund in exchange for shares of common stock of RA Fund, and the assumption by RA Fund of all of the liabilities of each of BOI, HTR and HHY. Thereafter, each of BOI, HTR and HHY will be dissolved in accordance with Maryland law, its charter and bylaws and the 1940 Act.

What will happen to my existing Fund shares?

You will become a shareholder of RA Fund. Holders of shares of common stock of BOI, HTR and HHY will receive newly issued shares of common stock of RA Fund, $0.001 par value per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the shares of common stock of BOI, HTR and HHY you held immediately prior to the Reorganizations (although shareholders will receive cash for fractional shares).

Will fees and expenses increase as a result of the Reorganizations?

Management Fees for the RA Fund will be 1.00% of managed assets,1 equivalent to management fees of BOI but higher than management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the RA Fund will not exceed 1.03% of net assets (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the RA Fund’s business). Accordingly, during this two year expense cap period, the RA Fund’s total annual operating expense ratio (excluding, among other things, the cost of leverage) will be approximately equivalent to HTR’s current total annual operating expense ratio and will be below BOI’s and HHY’s current total annual operating expense ratio. At this time, it is not expected that the expense cap will continue after the expiration of the two-year period and as a result, the total annual operating expenses for the RA Fund would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

Will the Reorganizations impact Shareholder Distributions?

In considering the Reorganizations, the Board of each Target Fund took into account information from Brookfield indicating that Brookfield expects that the Reorganizations should result in the same or slightly higher distribution rates based on net asset value for shareholders of each Target Fund (as shareholders of the Combined Fund following the Reorganizations).

Why does Brookfield believe there is a potential for higher distribution rates?

The potential for higher distribution rates is due to Brookfield’s expectation that RA Fund should be able to reallocate investments into higher yielding securities and Brookfield plans to allocate a portion of RA Fund’s assets into equity securities that Brookfield believes have income growth potential and the

1  Managed assets means average daily net assets, plus the amount of any borrowings for investment purposes.

potential for capital appreciation. Furthermore, Brookfield and the Board of HHY recently considered and determined that a reduction in HHY’s distribution rate was necessary whether or not HHY was reorganized into RA Fund, because under current market conditions, HHY was not producing enough net income to continue meeting the current distribution rate. Following the reduction of HHY’s distribution rate, Brookfield represented to the Boards of the Target Funds that Brookfield believes that, based on current market conditions, investors in BOI, HTR and HHY should be able to receive a higher distribution rate from RA Fund than they are currently receiving as investors in the Target Funds, based on current net asset values of the Target Funds. In addition, as discussed above and in more detail below, Brookfield is also proposing to cap the total annual operating expense ratio (excluding the costs of leverage and certain other costs, as discussed below) of the Combined Fund at 1.03%, for two years following the closing date of the Reorganizations, which will enable the Combined Fund to have more net income available for distributions in those years.

If the Reorganizations are approved, when does the Combined Fund intend to make its first distribution to shareholders?

The Combined Fund intends to make its first distribution to shareholders in the month immediately following the Reorganizations so there is no gap in distribution payments. In addition, the Combined Fund expects to follow the same frequency of payments as the Target Funds and make monthly distributions to shareholders.

How similar are the Funds?

Each Fund is a Maryland corporation and a diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Board of each Fund consists of the same directors. Each Target Fund’s shares of common stock are listed on the New York Stock Exchange and upon the closing of the Reorganizations, it is expected that shares of common stock of RA Fund will be listed on the NYSE. The Funds have the same investment adviser and administrator. A portion of RA Fund’s assets will be allocated to the investment personnel that currently manage HHY, a portion will be allocated to the investment personnel that currently manage BOI and HTR and it is expected that a smaller portion will be allocated to other portfolio management teams within Brookfield.

Will the investment objective of my Fund change as a result of the Reorganizations?

The investment objectives of RA Fund and the Funds are similar, however, there are certain differences. Brookfield believes that RA Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders. The salient difference between the Funds is that the Acquiring Fund will pursue a multi-asset, multi-portfolio manager investment strategy.

RA Fund’s and BOI’s investment objectives are not fundamental and may be changed by each Fund’s Board without shareholder approval. HTR’s and HHY’s investment objectives are fundamental and may not be changed without approval by the holders of a majority (as defined in the 1940 Act) of each Fund’s outstanding voting securities.

Will the people who handle the day-to-day management of my Fund change as a result of the Reorganizations?

RA Fund will be managed by Brookfield and the following individuals will be jointly and primarily responsible for the day-to-day management of RA Fund’s portfolio: Craig Noble, CFA and Larry Antonatos. Messrs. Noble and Antonatos are vested with the authority to adjust the strategic allocation of assets between RA Fund’s debt and equity sub-portfolios. A sub-portfolio refers to the portion of RA Fund’s assets that are allocated to, and managed by, particular portfolio managers on RA Fund’s portfolio management team. Dana Erikson, CFA and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of RA Fund’s real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe is the lead portfolio manager primarily responsible for the day-to-day management of RA Fund’s securitized products sub-portfolio, and Jeffrey Williams, CFA and Anthony A. Breaks, CFA, will act as the portfolio managers with respect to the securitized products sub-portfolio. If the SP Investment Team Transaction closes, SIMNA will serve as a sub-adviser to RA Fund and it is expected that Ms. Russell-Dowe and Messrs. Williams and Breaks will provide portfolio management services as employees of SIMNA. With respect to RA Fund’s equity investments, Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of RA Fund’s equity sub-portfolios. It is important to note that either individually or collectively, these are the same investment professionals that are currently responsible for overseeing the Funds. As a result, shareholders of the Combined Fund will benefit from the experience and expertise which they have come to rely on.

When are the Reorganizations expected to be completed?

If the shareholder voting and other conditions to closing are satisfied (or waived), the Reorganizations are expected to take effect in the third quarter of 2016.

Who will pay the costs of the Reorganizations?

The Adviser is paying for the costs associated with the proposed Reorganizations, including the costs associated with the Special Meeting.

What will happen if shareholders of all Funds do not approve the Reorganizations?

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund’s Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If each of the requisite shareholder approvals is not obtained, each Fund’s Board may take such actions as it deems in the best interests of such Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone fund. The Reorganizations are not contingent on whether the sale of the Brookfield’s securitized products investment team to SIMNA closes (“SP Investment Team Transaction”). However, if the SP Investment Team Transaction does not close, SIMNA will not serve as sub-adviser of the Combined Fund.

What are the anticipated U.S. Federal Income Tax consequences of the Reorganization?

Each Reorganization is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If a Reorganization so qualifies, in general, shareholders of each Target Fund will recognize no gain or loss for federal income tax purposes in connection with a Reorganization. The Funds’ shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganizations, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 1

PROPOSAL 2. BOI and HTR only: The shareholders of BOI and HTR will each be asked to consider and vote upon the appointment of SIMNA sub-adviser.

Why are shareholders being asked to approve the appointment of SIMNA as sub-adviser?

Brookfield currently serves as the investment adviser to both BOI and HTR and each Fund’s portfolio is currently managed by portfolio managers in Brookfield’s Securitized Products Investment Team (“SP Investment Team”). Brookfield recently agreed to sell the SP Investment Team to SIMNA, which is expected to close in the second half of 2016. On May 12, 2016, the Board of Directors of each of BOI and HTR approved a new sub-advisory agreement with SIMNA. Shareholders are being asked to approve SIMNA as the sub-adviser in the event that the SP Investment Team Transaction closes before the proposed Reorganizations of BOI and/or HTR (as described above) or the proposed Reorganizations are not approved by shareholders. In the event the Reorganizations are not approved, Brookfield will determine and have oversight over the securitized products allocation to be managed by SIMNA and will continue to manage BOI’s and HTR’s respective investments outside of securitized products.  It is important to note, that the same investment professionals currently comprising the SP Investment Team are expected to also be in charge of day-to-day portfolio management of the Securitized Products Allocation of the RA Fund.

Why did Brookfield decide to sell its SP Investment Team to SIMNA?

Brookfield decided that it no longer wanted to offer its clients a stand-alone securitized products investment strategy. Although Brookfield decided it no longer wants to support a stand-alone securitized products investment strategy, Brookfield believes securitized products can still serve a role in a Real Assets investment strategy, particularly in a closed-end fund structure. Brookfield and the SP Investment Team agreed that given Brookfield’s desire to focus on Real Assets, Brookfield and the SP Investment Team would benefit from the sale of the SP Investment Team to SIMNA. As discussed above, Brookfield believes BOI and HTR shareholders will benefit from an investment strategy that will more broadly invest in Real Assets companies and issuers. Brookfield, BOI and HTR would continue to benefit from the investment expertise of the SP Investment Team via the sub-advisory relationship, Brookfield would no longer have the internal costs of supporting the SP Investment Team and the SP

Investment Team expects to benefit from the SIMNA platform and the opportunities the SIMNA platform may provide in raising assets for the SP Investment Team through both a stand-alone securitized products investment strategy, as well as through multi-sector channels.

Who will manage the Funds if the sub-advisory agreements are approved?

If the Sub-Advisory Agreements are approved, and in the event that the SP Investment Team Transaction closes before the proposed reorganizations of BOI and HTR (described above) or the proposed reorganizations are not approved by shareholders, Brookfield will continue to serve as the investment adviser of the Funds, while SIMNA will serve as the sub-adviser with respect to the Securitized Products Allocation of each Fund and Brookfield will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. As investment adviser, Brookfield will determine the Securitized Products Allocation to be managed by the SIMNA and will continue to manage BOI’s and HTR’s respective investments outside of securitized products and will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. Messrs. Noble and Antonatos will be vested with the authority to adjust the strategic allocation of assets within each of BOI and HTR. Dana Erikson, CFA, and Mark Shipley, CFA, of Brookfield, will serve as portfolio managers of BOI and HTR with respect to each Fund’s investments outside of securitized products and will have investment discretion over such investments.

Will fees increase as a result of the new sub-advisory agreement?

Because Brookfield will pay SIMNA out of its own fees received from each Fund, there is no “duplication” of advisory fees paid. There will be no increase in advisory fees to either Fund or their shareholders in connection with the appointment of SIMNA as sub-adviser.

What will happen if shareholders DO approve the sub-advisory agreement?

If shareholders of BOI and HTR approve the Sub-Advisory Agreements, and the SP Investment Team Transaction closes, SIMNA will serve as sub-adviser of BOI and HTR with respect to each Fund’s Securitized Products Allocation until the approval of the Reorganizations, or indefinitely, if the Reorganizations are not approved and Brookfield will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. If shareholders of BOI and HTR approve the Sub-Advisory Agreements, but the SP Investment Team Transaction does not close, SIMNA will not serve as sub-adviser for BOI or HTR and the SP Investment Team will remain at Brookfield, with Brookfield continuing to serve as investment adviser. In such case, Brookfield may consider other alternatives, including another strategic sale of its SP Investment Team, the appointment of a different sub-adviser, or the sale, reorganization or liquidation of the Funds.

What will happen if shareholders DO NOT approve the sub-advisory agreement?

In the event that the Sub-Advisory Agreements are not approved, Brookfield will continue managing the Funds in accordance with the current investment strategy of each Fund, as well as explore other long-term options for the Funds. If shareholders of BOI and HTR do not approve the Sub-Advisory Agreements, SIMNA will not serve as sub-adviser of the Funds and Brookfield will continue to manage the portfolios for BOI and HTR until the approval of the Reorganizations, which are not contingent upon whether the SP Investment Team Transaction closes, or indefinitely, if the Reorganizations are not approved and the SP Investment Team Transaction does not close. In the latter case, Brookfield may consider other alternatives, including another strategic sale of its SP Investment Team, the appointment of a different sub-adviser, or the sale, reorganization or liquidation of the Funds.

Is the sub-advisory agreement contingent upon both funds’ approval?

The approval of each Sub-Advisory Agreement by the respective shareholders of BOI and HTR is not contingent upon approval of the other Fund. If shareholder approval of the Sub-Advisory Agreement by one Fund is not obtained, Brookfield will continue to serve as that Fund’s investment adviser until the Reorganizations are approved. If the Reorganizations are not approved, Brookfield and the Board may consider other alternatives with respect to such Fund, as discussed above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 2

FUND	CUSIP	TICKER
Brookfield Mortgage Opportunity Income Fund	112792106	BOI
Brookfield High Income Fund	11272P102	HHY
Brookfield Total Return Fund	11283U108	HTR

VOTING METHODS

PHONE:

To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At:  www.brookfieldim.com